Filed by Modern Media Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Modern Media Acquisition Corp.

Commission File No. 001-38092

Date: January 24, 2019

On January 24, 2019, Modern Media Acquisition Corp. posted a webcast of its investor presentation to existing and potential stockholders and other persons with respect to the proposed business combination with Akazoo Limited. Set forth below is transcript of the webcast.

C O R P O R A T E    P A R T I C I P A N T S

Lew Dickey, Chairman

Apostolos Zervos, Founder and Chief Executive Officer

Pierre Schreuder, Chief Financial Officer

P R E S E N T A T I O N

Operator:

Good morning ladies and gentlemen. Thank you for standing by, and welcome to the Modern Media and Akazoo conference call and webcast. We appreciate everyone joining us today. Please note that this morning’s press release can be found on Akazoo’s website at www.akazoo.com, and has been filed by Modern Media with the SEC on a Current Report on Form 8-K. In addition, the investor presentation that will be presented as part of today’s discussion has been posted on Akazoo’s website and has been filed by Modern Media with the SEC on a Current Report on Form 8-K. In the investor presentation, please review our cautionary note regarding forward-looking statements as well as other reports filed by Modern Media with the SEC from time to time.

Today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Akazoo Ltd. or Modern Media, or any of Akazoo’s or Modern Media’s affiliate securities as such terms is defined under U.S. federal securities laws.

The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose. The information contained therein does not purport to be all-inclusive. We refer you to the cautionary language regarding forward-looking statements that can be found on Page 1 of the investor presentation for a more detailed review of the risks and uncertainties contained therein.

The presentation includes certain non-IFRS financial measures, including EBITDA and adjusted gross profit. You can find reconciliation of these measures to the nearest comparable IFRS measures in the appendix to the investor presentation. Akazoo believes that these non-IFRS measures of financial results provide useful information to Management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations.

Akazoo’s Management uses these non-IFRS measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes.

Hosting today’s call from Modern Media are Lew Dickey, Chairman and Chief Executive Officer, and from Akazoo, Apostolos Zervos, Founder and Chief Executive Officer, and Pierre Schreuder, Chief Financial Officer.

I will now turn the conference over to Lew Dickey. Please go ahead.

Lew Dickey:

Thank you, Operator. Thank you all who have dialed in and listened to this webcast. I’m very excited to announce the merger of Modern Media and Akazoo. Please turn to Page 4, the Executive Summary. Under the terms of our Definitive Agreement, Modern Media will acquire Akazoo for $380 million in total consideration, subject to customary adjustments, with Akazoo shareholders and Management rolling their equity stakes. The net cash proceeds from this transaction will be used to fund Akazoo subscriber acquisition in its current 25 markets and entry into new markets, as well as executing its long-term expansion plan for opportunistic acquisitions to grow its footprint.

The agreement requires that a minimum of $60 million in net proceeds will be funded to Akazoo’s balance sheet at closing. Modern Media is merging with a rapidly growing music streaming service focused on emerging markets and we expect the combined company to benefit greatly from our capital and my extensive experience as a public company media executive.

Music streaming is one of the best secular growth stories in global media and entertainment. It’s benefiting from two immutable trends: media consumption shifting to mobile devices and consumers preference to access content via subscription model rather than purchase and own it.

The rapid growth of music streaming is further amplified in emerging markets due to the rapid adoption of smartphones, and Akazoo, now in its ninth year, has built a strong competitive position as the leading music streaming service focused on emerging markets.

Akazoo fits our Modern Media investment thesis as a high-growth, digital and mobile-first technology company that is capitalizing on the secular growth trends in music across the globe. It employs patented AI to curate and deliver a unique hyper-local user experience that is more culturally relevant than other services. This leads to lower customer acquisition costs and lower churn rates than those of its competitors.

Second, we expect that Akazoo will make a strong public company. It is an established, profitable, high-growth technology firm which has the ability to efficiently utilize capital investment to achieve sustained growth in subscribers, revenue and EBITDA.

The selling shareholders are believers in their mission as well as the growth potential, and as such, they’re rolling their equity stakes into the public entity as a bet on its future growth. We do note that if over $110 million is retained through our combination with Modern Media net of fees, then the next $20 million will be distributed to shareholders in exchange for shares.

Akazoo is led by its founder and CEO Apostolos Zervos, who has built the service and is uniquely qualified to shepherd the business through the next exciting chapter with capital to invest in its subscriber growth, its technology platform, as well as territory expansion, and in addition, a public currency to make acquisitions in a consolidating space.

Finally, we believe the company has been successful in building a defensible competitive mode in emerging markets. Akazoo’s hyper-local focus on content curation and a culturally relevant user experience is best in class. Moreover, Akazoo’s established and growing distribution relationships with leading regional telco operators further cement the company’s market position and profitable business model. The company’s first-mover advantage in key emerging markets is also a strong competitive advantage against potential new entrants.

Now, on Page 5, we outline the overview of the transaction terms. We are taking Akazoo to the public markets at a valuation of $469 million, or 3.1 times 2019 expected revenues, and 7.5 times 2019 expected adjusted gross profit. Akazoo’s unique model and emerging markets focus has resulted in positive EBITDA in each of its nine years of operation, while most of its competitors still remain unprofitable on an EBITDA basis.

For comparative purposes, we are presenting the valuation on both a revenue and a gross profit basis. Of note is that the company will be debt-free upon closing the deal. We will discuss our comparable valuation against the competitive landscape later in the call and presentation.

Now, in addition to a debt-free capital structure, the first $110 million of cash brought in from the transaction net of fees will be put to the balance sheet to accelerate continued growth of the company in its existing markets and enable the company to enter new strategic markets that fit its regimented acquisition criteria. Akazoo’s selling shareholders are receiving a maximum of $20 million in cash, and as previously noted, are rolling 100% of their equity into the public company, a signal that reinforces both Management and ownership’s belief in Akazoo’s future success and growth potential.

I plan to serve as Chairman and Apostolos will continue to lead the company as its Chief Executive Officer. Over the course of the past several months we have developed a strong rapport and are in sync with regards to the growth opportunities for Akazoo and the great potential the company has as a publicly listed entity in a highly attractive industry. We expect this transaction to close in the first half of this year.

Now I’d like to turn it over to Apostolos to discuss the company and the music streaming industry dynamics. Apostolos?

Apostolos Zervos:

Thank you, Lew. As Lew mentioned, we are very excited to announce Akazoo’s merger with Modern Media today. We are a global music streaming platform that focuses on delivering the most relevant local and international content to consumers in emerging markets. We offer a premium subscription based service as well as a free ad-supported radio streaming service.

Our premium service offers users access to a catalogue of 45 million songs and represents approximately 98% of our revenue and EBITDA. Our proprietary music AI recommendation engine enables our listeners to find new music tailored to their tastes and preferences, allowing them to experience a custom-curated musical journey from our 45 million tracks.

Our free radio service providers user access to over 100,000 stations at no charge and serves as a powerful customer acquisition funnel for our premium subscriber service.

We currently operate in 25 countries where we have 37 million registered users and over 4.3 premium subscribers as of September 30, 2018.

Through our various mobile telco and messaging partnerships, we are able to rapidly penetrate new markets and acquire new consumers. Our established and growing platform is extremely well positioned to capitalize on the music streaming wave that is revolutionizing the way people curate and listen to music.

As you will see on Page 8, today the global music industry is one of the fastest growing segments in media entertainment. After a period of decline due to the disruptive shift of digital music consumption, similar to what’s occurring in digital video, consumers have adopted subscription-based streaming as their preferred method for consuming music. In 2017, streaming revenue grew by 51% while digital share of global music revenues increased to 54%. Over the next five years analysts expect the majority of the streaming market growth to occur in emerging markets, and Akazoo has substantial market share in many of these. The strong secular growth in music streaming, particularly in emerging markets, is driven by the rapid increase in smartphone penetration throughout the world.

Turning to Page 9, specifically, smartphone penetration is expected to grow more rapidly in emerging markets. Analysts project that smartphone ownership will nearly double by 2030, enabling paid music streaming revenue to grow at a CAGR of 27% between 2016 and 2030. As you can see in these graphs, emerging markets are on a path to far outpace developed markets in both smartphone ownership and paid music streaming growth.

Akazoo’s emerging market focus particularly positions us to capitalize on these industry tailwinds to drive peer-leading growth over the next 10 years as we further penetrate this enormous addressable market.

Flipping to Page 10, Poland, Russia, Brazil and Indonesia are strong examples of where the recent growth in smartphone ownership has contributed to the growth of our business. Additionally, we believe users in these countries generally prefer local music to international music. The increase in smartphone ownership coupled with strong demand for local content has helped our business grow substantially in these markets.

Moving to Page 12 and Akazoo specifically, in 2010 we launched Akazoo as a subsidiary of a UK publicly listed company, and we operated it with a very lean cost structure. We were forced to innovate a model based upon telco partnerships that led to our profitable growth. In 2015, we were spun off as an independent company and received €17 million in capital investment from our current owners. After that injection of this growth equity, which allowed us to meaningfully invest in our platform and our customer acquisitions, our revenue and subscribers grew rapidly at 86% and 87%, respectively. Since 2016, we have continued to grow through our geographic expansion. We have expanded into Africa, created new partnerships with messaging platforms such as Viber, and launched our free radio service. We expect that these initiatives will continue to drive organic growth within our business, and following our merger with Modern Media, a new injection of growth equity will allow us to accelerate growth once again, employing a similar roadmap to our 2015 capital raise.

On Page 13, you will see the countries where we currently have a presence, which have a total population of over 1.4 billion people. As a leading local music streaming provider, we have significant first-mover advantage in these markets. Despite the strong global footprint of our business, there is also significant room for expansion into another two dozen emerging markets that fit our criteria for market entry. Our decade of experience as a leader in emerging markets combined with the rapid adoption of smartphones and demand for music streaming uniquely position us to create value.

Our proven growth strategy is outlined on Page 14 with five key pillars that we believe help us achieve sustainable and profitable growth. We have a hyper-local content strategy that drives demand on a global scale. Our strategic partnerships with telcos enable us to reduce customer acquisition costs. Our free radio offering facilitates growth by converting users to paid subscribers while also generating revenue through advertising. We intend to grow organically by increasing penetration in our existing markets and by expanding into new markets that fit our time-tested criteria for successful country launch.

Once we acquire a new customer, our sonic AI recommendation system helps us minimize our churn numbers. Our automated AI learns the musical tastes of our users and continuously engages with them on music discovery to create a superior user experience.

Finally, our partnerships with local telco operators, including our current bundling models, help reduce churn as well. By pursuing these strategies, we are confident that our business will continue to experience profitable and sustainable growth.

Our hyper-localized platform and strategy allow us to uniquely cater our service to markets we serve. We do this through placing an emphasis on maintaining and promoting local content to our partnerships. We maintain a robust library of music content created by local artists, and the top 20 songs and other playlists seen by our users are territory-specific and are updated weekly to reflect the latest trends.

Our playlists cover all music genres, styles, various contexts, brands and themes. We curate our playlists meticulously based on local trends, user input and sonic similarity as determined by our patented recommendation engine. Our technology stack uniquely allows us to serve this local content and deliver it to emerging markets with a superior user experience in varying network environments.

Our low data streaming technology enables us to serve regions covered by 2G, 3G and 4G wireless networks without diminished quality or excessive data usage, and to deliver a consistent, high-quality user experience. In many of the emerging markets we serve, we have been the first music streaming service, and thus, believe we own significant first-mover advantage.

Our products and services are built on U.S. patented AI and recommendation technology. This technology includes sophisticated real-time music recommendations, sonic analysis and automatic playlisting.

All these technologies are fully integrated into our core platform. We have developed patented technology widely cited by market leaders including Sony, Pandora, Apple, Google and Nielsen, among others.

Our music recommendation platform aggregates data from user inputs, behavioral and contextual user data, third party data from social media and other providers and our sonic analyzer. The sonic analyzer uses an audio fingerprint to determine key audio attributes including key, tempo, loudness, timbre and pitch, among over 40 other qualities, to inform the recommendation engine which ultimately drives the recommendations our users receive. Our recommendation engine allows users to discover new music, artists and genres, and create playlists for every mood or activity. These features contribute to lower customer churn across all our markets.

We procure our content through over 400,000 partnerships with major, independent and local labels. Our strong relationships and track record with our content partners allow us to have access to the most popular content whenever it becomes available.

On Page 17 you can see an example of our user interface. As you can see, local content is featured prominently for our users as they browse for music choices. Our unique focus on and promotion of local artists has also enabled us to achieve favorable licensing rates with labels and other content partners. This has lower content costs as compared to some of our global competitors.

Turning to Page 18, we will now discuss our customer acquisition strategy. We have employed a diversified set of efficient and cost-effective tactics to build and sustain our user and subscriber base.

As a part of this varied customer acquisition strategy, we employ traditional methods such as digital advertising – SEO, SEM and programmatic initiatives – to increase awareness of our brand and to drive downloads of our app. Additionally, we create and execute promotional campaigns like sponsored sweepstakes with popular local artists and to create awareness in and around our product.

We also have an ad-supported radio app which is free for customers to use and enables our AI engine to begin engaging with them at the top of our customer acquisition funnel.

Our most scalable customer acquisition strategy is our partnerships with regional and local blue chip telecom and messaging services. We gain access to millions of potential users worldwide through our relationships with local blue-chip, telco, mobile messaging and OEM providers. These may include partners such as MTN, Orange, Viber, and Samsung. These partnerships are especially impactful in our target regions given the decidedly mobile-first nature of emerging markets. We also work with our telco partners in certain territories to provide our customers with direct billing through their mobile carriers. This approach specifically tailored to emerging markets is often critical for customer retention as it allows subscribers to pay for our service through the same bill as their mobile service. Rather than a one-size-fits-all approach, we also have a unique territory-specific pricing model in which we align our pricing to the per capita incomes of the markets we serve in close coordination with our content partners.

Turning to Page 19, you will see the exciting market opportunity we have ahead of us.

As noted in the middle column, with only a 0.6% implied penetration rate currently, we have been able to achieve over €100 million in revenues and an EBITDA of €10 million.

Our markets’ rapid population growth, increased penetration of smartphones and growing adoption of mobile content consumption all play favorable to our growth story. If these current trends continue on their expected trajectory, we believe a long range revenue target of nearly €0.5 billion and an EBITDA target of €100 million is achievable. We firmly believe that our current markets as well as the new markets targeted for entry will continue to experience these rapid growth trends. This will only strengthen our organic growth potential.

Now I will turn it over to Akazoo’s Chief Financial Officer, Pierre Schreuder.

Pierre Schreuder:

Thanks Apostolos. This is Pierre Schreuder, CFO of Akazoo. Turning to Page 21 you can see that we have had strong growth in revenue and EBITDA over the past three years, driven by an increased subscriber base which was over 4.4 million at year end. With Modern Media’s growth capital, we believe that we will grow this number to over 10 million subscribers by 2021.

Currently, revenues are generated almost entirely by our paid, ad-free subscription service. In the future, we expect this to be the biggest driver of revenue while we gain incremental revenues and an efficient customer acquisition funnel from our free ad-supported radio service.

We believe that post merger our access to capital will accelerate our organic growth, as with our previous growth capital raise of €17 million in 2015 which led to 80% revenue growth the following year and continued growth thereafter.

In our model, assuming only the base case of proceeds raised through our combination with Modern Media, we have forecasted approximately 40% annual growth through 2021.

Our business has been EBITDA-positive since inception due to our focus on local content, efficient customer acquisition strategies and disciplined cost management. We expect to continue this trend going forward, including the impact of significant anticipated investments in customer acquisition.

In 2019, we plan to use a large portion of the proceeds from this transaction, and in the following years we expect EBITDA to grow significantly and margins to improve. For reference, EBITDA margins have been around 10% and we believe this will improve to nearly 13% by 2021.

Turning now to Page 22. We continued to build on our existing revenue base throughout 2018, creating tremendous momentum leading into 2019. We increased revenue over the prior month in every month during 2018. In the second half of 2018 alone, we increased revenues by over 20% compared to the first half. Based on our fourth quarter 2018 unaudited results, our annualized revenue is approximately €120 million, which is circa 90% of our 2019 revenue targets.

On Page 23 we lay out the transaction sources and uses. The transaction reflects the combined $469 million enterprise value representing a 3.1 times multiple of estimated 2019 revenue and a 2 times multiple of estimated 2020 revenue. This also implies a 7.5 times multiple of estimated 2019 adjusted gross profits and a 4.9 times multiple of estimated 2020 adjusted gross profit. We will explain a little later on why we believe this is an appropriate metric to value our business and gauge our performance going forward.

Assuming no redemptions from Modern Media’s approximately $212 million of cash in trust, the post- close equity ownership would be 56% by existing Akazoo shareholders, 36% by public shareholders including the rights holders, and 8% by the Modern Media founders.

Akazoo’s existing shareholder base includes ToscaPenta, which is a London-based investment firm through its ownership of InternetQ, Akazoo’s former parent company. If over $110 million is retained through our combination with Modern Media, net of fees, then the next $20 million will be distributed to selling shareholders in exchange for a portion of their shares. If less than $110 million is retained, then Akazoo’s existing shareholders will receive the entire portion of their consideration in shares. This mechanism will not affect the total purchase price or implied post transaction valuation.

As discussed earlier, we intend to use the proceeds from this combination to accelerate our growth. Our business plan presented herein reflects only the minimum closing cash scenario. As you can see in the middle column on Page 24, illustrating the base case, the cash available will be used to drive customers to the platform; to expand our strategic partnerships with telcos and messaging platforms; to build our technology platform; expand our workforce and infrastructure; and, to raise awareness of our brand. If we retain more than the $60 million base case through this combination, we will also look to expand our geographic reach and acquire assets opportunistically within the music streaming ecosystem. As mentioned on the prior page, up to $20 million of the proceeds will also go to existing Akazoo shareholders if we retain over $110 million net of fees and expenses.

We are incredibly excited to be continuing our partnership with ToscaPenta, and appreciate their continued confidence as we move into our next stage of growth.

Turning now to Page 25, we believe we stack up favorably when compared to global players in the music streaming space. As you can see, we have already reached the scale of several global competitors and we believe we would be valued as the most attractive on a per subscriber basis when compared to the likes of Tencent, Spotify, Tidal, Melon, Pandora and Deezer by a substantial margin.

We also have comparatively more exposure than most to the rapidly growing emerging markets streaming opportunity. As discussed before, this exposure also drives profitability through comparatively lower content licensing costs. In fact, among the competitors you see on this page, we are one of the only global music streaming businesses that is currently profitable and have been since inception.

Importantly, we compare extremely favorably to our competitors on an adjusted gross profit multiple basis. We believe this is the best metric to value our business as many companies in the consumer- facing digital subscription space are not profitable or are just nominally profitable. As discussed earlier, we are able to differentiate ourselves from our peers at the gross profit level through lower content acquisition costs in our local markets.

As you can see on Page 26, the post transaction implied adjusted gross profit valuation multiples for 2019, 2020, and 2021 are significantly lower than those of our peers. Note that our adjusted gross profit figure adds back customer acquisition costs to provide a true apples-to-apples comparison to our peers.

On Page 27, we offer revenue multiple and growth benchmarking relative to other players in the music distribution space as well as the broader universe of Internet, eCommerce, online marketplace and subscription Internet peers. After our combination with Modern Media, our implied valuation will be at a significant discount to these peers on a revenue multiple basis and especially when considering our favorable growth profile.

We think that the combination of growth opportunities, along with our superior, profitable business model, makes this transaction attractive for our shareholders who want to participate in the secular growth of music streaming amplified by the hyper-growth profile of mobile services in emerging markets.

Now I will hand it back over to Apostolos.

Apostolos Zervos:

Thank you, Pierre. Thank you for your attention today. As you can tell, we’re incredibly excited about the partnership between Akazoo and Modern Media. Thanks again for your time.

Operator:

Ladies and gentlemen, thank you for your participation. This concludes today’s conference. You may disconnect your lines at this time and have a wonderful day.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of Modern Media Acquisition Corp. (“MMDM”) or Akazoo Limited (the “Company”) about the Company’s operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as “may,” “could,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” “estimate,” or similar expressions constitute forward-looking statements. Forward-looking statements represent management’s current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to, statements about, or are based upon assumptions regarding, the Company’s strategies and future financial performance; expectations or estimates about future business plans or objectives, prospective performance and opportunities and competitors, including revenues; customer acquisition and retention; operating expenses; market trends, including those in the markets in which the Company competes; liquidity; cash flows and uses of cash; capital expenditures; the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; the Company’s products and services; pricing; marketing plans; the anticipated benefits of the proposed business combination; the amount of any redemptions by existing holders of MMDM shares; the sources and uses of cash; the management and board composition of the combined company following the proposed business combination; the anticipated capitalization and enterprise value of the combined company; the continued listing of the combined company’s securities on Nasdaq; whether MMDM is able to successfully secure stockholder approval of an amendment to MMDM’s certificate of incorporation to extend (the “Extension”) the date by which MMDM must complete a business combination from February 17, 2019 to June 17, 2019; and the structure, terms and timing of the proposed business combination. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company’s control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction, MMDM has filed a definitive proxy statement relating to a special meeting of MMDM stockholders, to be held on February 8, 2019, to approve the Extension.

In connection with the proposed transaction, MMDM expects that a new holding company (referred to as “Holdco”), domiciled in Luxembourg, will file a registration statement on Form F-4, which will include a preliminary proxy statement/prospectus for the stockholders of MMDM. When complete, MMDM intends to mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction.

Investors and security holders of MMDM are advised to read, when available, each of the preliminary proxy statements, and amendments thereto, and the definitive proxy statements and/or prospectus in connection with MMDM’s solicitation of proxies for its (A) special meeting of stockholders to be held to approve the Extension and (B) special meeting of stockholders to be held to approve, among other things, the proposed transaction, because those documents will contain important information about the Extension, the proposed transaction and the parties thereto.

The definitive proxy statement relating to the special meeting of stockholders to be held to approve the Extension was mailed to stockholders of MMDM as of January 14, 2019, which is the record date established for voting at that special meeting. The definitive proxy statement/prospectus relating to the special meeting of stockholders to be held to approve the proposed transaction will be mailed to stockholders of MMDM as of a record date to be established for voting at that special meeting.

Stockholders will also be able to obtain copies of Holdco’s registration statement, the proxy statement relating to the Extension and the proxy statement/prospectus relating to the proposed transaction without charge at the Securities and Exchange Commission’s website at www.sec.gov or by contacting MMDM at 3414 Peachtree Road, Suite 480, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation

MMDM, Akazoo, Holdco and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from MMDM’s stockholders in connection with the Extension or the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Extension or the proposed transaction of MMDM’s directors and officers in MMDM’s filings with the Securities and Exchange Commission, as well as MMDM’s definitive proxy statement relating to the Extension and Holdco’s registration statement on Form F-4, which will include the proxy statement of MMDM relating to the proposed transaction, when available.